Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
Fourth Quarter and Full Fiscal Year 2013 Financial Results

Record 2013 net revenues increased 35.6% to RMB1.1 billion

Full-year gross profit increased 36.3% to RMB346.6 million

4Q 2013 net revenues increased 50.8% year-over-year.

BEIJING — March 12, 2013 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the fourth quarter and full fiscal year ended December 31, 2013.

Highlights for the Fourth Quarter of 2013

•                       Net revenues in the fourth quarter jumped to RMB339.4 million (US$56.1 million), and exceeded the top end of ChinaCache’s guidance by 14%. This represents a 23.2% increase from the previous quarter and a 50.8% increase year-over-year.

•                       Gross profit in the fourth quarter was RMB107.2 million (US$17.7 million), an increase of 22.3% from the previous quarter and up 58.4% year-over-year.

•                       Adjusted EBITDA (non-GAAP) in the fourth quarter was RMB20.3 million (US$3.4 million), a 421.9% increase from the prior quarter and a year-over-year increase of RMB26.2 million year-over-year.

•                       Net loss attributable to ordinary shareholders in the fourth quarter was RMB11.9 million (US$2.0 million), compared to a net loss attributable to ordinary shareholders of RMB22.7 million in the third quarter of 2013 and a net loss attributable to ordinary shareholders of RMB26.7 million in the corresponding period in 2012.

•                       Adjusted net loss (non-GAAP) was RMB5.0 million (US$0.8 million) in the fourth quarter, compared to adjusted net loss of RMB16.0 million in the third quarter and an adjusted net loss of RMB19.9 million in the corresponding period in 2012.

Highlights for the Full Year 2013

•                       Net revenues in 2013 reached a record high of RMB1,103.2 million (US$182.2 million), representing a 35.6% increase from the previous year.

•                       Gross profit in 2013 was RMB346.6 million (US$57.3 million), up 36.3% from 2012.

•                       Adjusted EBITDA (non-GAAP) in 2013 was RMB46.2 million (US$7.6 million), a 33.2% decrease from the previous year.

•                       Net loss attributable to ordinary shareholders in 2013 was RMB32.1 million (US$5.3million), compared to a net loss attributable to ordinary shareholders of RMB17.0 million in 2012.

•                       Adjusted net loss (non-GAAP) was RMB15.8 million (US$2.6 million) in 2013, compared to an adjusted net income of RMB3.4 million in 2012.

“2013 was a year of dynamic growth for our Company. We made critical advancements across our operations and reached record revenue for both the year and the fourth quarter,” said Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. “During the year, we continued to ramp up our business and made key investments in our ERP and CRM systems, operations platforms, talent and mobile internet. This strategy has enabled us to markedly improve customer engagement and mobile Internet technology development, as well as our international market expansion capabilities and operating efficiency to drive our near- and longer-term success.

China’s thriving Internet industry continues to support our growth. Today, we are serving more than 330 million desktop and mobile Internet users, and supporting more than 2.6 billion webpage displays daily through our network. In 2013, we celebrated our 15th anniversary as the leader in China’s CDN industry and we are working to expand our global footprint. Along with international expansion ambition, an important part of our growth strategy has been to amass enterprise customers, and we have made a great deal of progress in the past year,” Mr. Wang continued. “Our goal is to extend faster and steadier Internet capabilities across China through the build out of next generation mobile network 4G and cloud computing infrastructure. Our mobile initiatives are well underway.  Meanwhile, we are committed to improving our internal cloud adoption and external cloud offerings to support the market’s evolving needs. With the implementation of our own private cloud planned for later this year, we expect to notably lower our operating costs and increase productivity.  We believe there remains a great deal of opportunity for us to expand, riding on the explosive internet traffic growth.  In order to service the growing needs, we will continue to focus our resources on developing technologies that enhance mobile internet, video and OTT video, and e-commerce experiences. Cloud adoption is also vigorously driving CDN traffic. And at the same time, we are deepening our cooperation with carriers. These will be our focus areas in 2014 as we continue to meet our growth objectives, while working toward achieving sustainable profitability.”

Fourth Quarter 2013 Financial Results

Net revenues for the fourth quarter of 2013 were RMB339.4 million (US$56.1 million), representing a 23.2% increase from the third quarter of 2013 and a 50.8% increase from the corresponding period in 2012. The growth in net revenues was across ChinaCache’s business, specifically from the Internet & Software, Media & Entertainment and Ecommerce verticals, which increased 40.0%, 23.2% and 23.2% quarter-over-quarter, respectively.

Cost of revenues for the fourth quarter increased by 23.6% quarter-over-quarter, and 47.6% year-over-year to RMB232.2 million (US$38.4 million). Gross margin was 31.6%, compared to 31.8% in the previous quarter and 30.1% in the corresponding period in 2012. Non-GAAP gross margin, which excludes share-based compensation and depreciation and amortization expenses, was 35.7%, compared to 36.3% in the third quarter and 35.1% in the corresponding period in 2012.

Sales and marketing expenses for the fourth quarter increased by 25.7% from the previous quarter to RMB38.0 million (US$6.3 million) and increased by 38.9% year-over-year, reaching 11.2% of net revenues. The increases in sales and marketing expenses were primarily attributable to increased personnel-related expenses and more marketing activities during the end of the year.

General and administrative expenses for the fourth quarter decreased by 10.0% over the previous quarter to RMB43.4 million (US$7.2 million) and increased slightly year-over-year, reaching 12.8% of net revenues. The sequential decrease in general and administrative expenses was primarily attributable to the previous quarter’s accrual of bad debt provision.

Research and development expenses for the fourth quarter increased by 16.5% over the previous quarter to RMB30.6 million (US$5.0 million), and increased by 46.5% year-over-year, reaching 9.0% of net revenues. This increases were mainly attributable to increased personnel-related expenses for continued efforts in mobile internet and enterprise solutions development.

Impairment of available-for-sale investment for the fourth quarter was RMB1.2 million (US$0.2 million).

Operating loss was RMB6.0 million (US$1.0 million) in the fourth quarter of 2013, compared to RMB17.1 million in the previous quarter and RMB23.8 million in the corresponding period in 2012. Non-GAAP operating loss, which excludes share-based compensation expenses and impairment of available-for-sale investment, was RMB1.1 million (US$0.2 million), compared with a non-GAAP operating loss of RMB12.2 million in the third quarter of 2013 and a non-GAAP operating loss of RMB20.8 million in the fourth quarter of 2012. These results reflect the Company’s investments in its long-term growth initiatives.

Income tax expense was RMB7.3 million (US$1.2 million) in the fourth quarter of 2013, compared to an income tax expense of RMB3.9 million in the third quarter of 2013 and an income tax benefit of RMB0.3 million in the corresponding period in 2012.

Net loss was RMB11.9 million (US$2.0 million) in the fourth quarter of 2013, compared to RMB22.7 million in the third quarter of 2013, and RMB26.7 million in the corresponding period in 2012. Net loss per American depositary share (“ADS”) for the fourth quarter of 2013 was RMB0.52 (US$0.09). Each ADS represents 16 ordinary shares of the Company.

Adjusted net loss (non-GAAP), defined as net loss before share-based compensation expenses, foreign exchange loss, penalties on uncertain tax positions and impairment of available-for-sale investment, was RMB5.0 million (US$0.8 million), compared to RMB16.0 million in the third quarter of 2013 and RMB19.9 million in the corresponding period in 2012. Non-GAAP net loss per ADS for the fourth quarter of 2013 amounted to RMB0.22 (US$0.04).

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange and impairment of available-for-sale investment, was RMB20.3 million (US$3.4 million), compared to an adjusted EBITDA of RMB3.9 million in the third quarter of 2013, and an adjusted EBITDA loss of RMB5.9 million in the corresponding period in 2012.

Capital Resources

As of December 31, 2013, the Company had cash and cash equivalents of RMB338.1 million (US$55.8 million). In addition, the Company had an available-for-sale investment amounting to RMB24.6 million (US$4.1 million) in an RMB-denominated fund, which is presented as current assets. Capital expenditures for the fourth quarter of 2013 were RMB32.9 million (US$5.4 million).

Share Repurchases

On June 21, 2013, the Company’s Board authorized the Company to resume its previously announced US$10 million share repurchase plan. Under the resumed plan, ChinaCache is authorized, but not obligated, to repurchase up to US$8.5 million worth of its ADSs over the next 12 months on the open market or in block trades.

As of March 7, 2014, the Company has not repurchased any ADSs under this buyback program on the open market.

Full Year 2013 Financial Results

For the full year ended December 31, 2013, net revenues were RMB1,103.2 million (US$182.2 million), representing a 35.6% increase from the previous year. Gross profit in 2013 was RMB346.6 million (US$57.3 million), up 36.3% from 2012. Adjusted EBITDA (non-GAAP) in 2013 was RMB46.2 million (US$7.6 million), a 33.2% decrease from the previous year. Net loss in 2013 was RMB32.1 million (US$5.3 million), compared to RMB17.0 million in 2012. Adjusted net loss (non-GAAP) was RMB15.8 million (US$2.6 million) in 2012, compared to an adjusted net income of RMB3.4 million in 2012.

Outlook for the Company’s First Quarter of 2014

ChinaCache currently expects to generate total net revenues ranging from RMB303.0 million (US$50.1 million) to RMB308.0 million (US$50.9 million) for the first quarter of 2014, representing 31.3% to 33.5% increase year-over-year. This forecast reflects ChinaCache’s current and preliminary view, which is subject to change.

Conference Call Information

The Company has scheduled a conference call to discuss these results at 8:00 PM Eastern Standard Time on March 12, 2014, which corresponds to 8:00 AM Beijing time on March 13, 2014

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3051-2745

•                  International dial-in number: +65 6723-9385

•                  China dial-in number: 400-1200-654

•                  Conference ID: 1148567

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at www.chinacache.com.

A replay of the conference call will also be available approximately two hours after the conclusion of the live call until March 12, 2014 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 8199-0299

•                  China dial-in number: 400-1200-932

•                  Conference ID: 1148567

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income/(loss), adjusted net income/(loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not  intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expense.

To present non-GAAP operating income/(loss), the Company excludes share-based compensation expense and impairment of available-for-sale investment.

The Company defines adjusted net income/(loss) as net income/(loss) before share-based compensation expense, foreign exchange loss or gain, penalties on uncertain tax positions and impairment of available-for-sale investment.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income/(loss) before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange loss or gain and impairment of available-for-sale investment that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income/(loss), EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income/(loss), EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income/(loss), EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.0537 as of December 31, 2013.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2014 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Edith Kwan

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Ms. Brandi Larsen

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

•                      Unaudited Condensed Consolidated Balance Sheets

•                      Unaudited Condensed Consolidated Statements of Comprehensive Income

•                      Supplementary Financial Data

•                      Supplementary Operating Metrics

•                      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Dec 31	As of Dec 31
	2012	2013	2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	317,137	338,092	55,849
Restricted Cash	—	60,000	9,911
Accounts receivable, net	230,199	306,237	50,587
Prepaid expenses and other current assets	31,240	50,549	8,351
Available-for-sale investment	—	24,636	4,070
Deferred tax assets	13,626	7,096	1,172
Amount due from a related party	8,640	141	23
Total current assets	600,842	786,751	129,963

Non-current assets
Property, plant and equipment, net	179,239	240,650	39,753
IDC facility construction in progress	—	12,236	2,021
Intangible assets, net	3,368	5,563	919
Land use right, net	—	50,730	8,380
Long term investments	15,136	21,450	3,543
Available-for-sale investments	82,292	12,240	2,022
Deferred tax assets	6,166	1,719	284
Other non-current assets	13,847	35,829	5,919
Total non-current assets	300,048	380,417	62,841

Total Assets	900,890	1,167,168	192,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short term loan	—	60,000	9,911
Accounts payable	106,399	203,750	33,657
Accrued employee benefits	36,084	43,922	7,255
Accrued expenses and other payables	57,773	157,075	25,947
Income tax payable	22,537	10,399	1,718
Liabilities for uncertain tax positions	11,786	11,540	1,906
Amounts due to related parties	1,062	862	142
Deferred government grant	—	24,360	4,024
Total current liabilities	235,641	511,908	84,560

Non-current liabilities
Deferred government grant	3,360	—	—
Total non-current liabilities	3,360	—	—

Total Liabilities	239,001	511,908	84,560

Total Shareholders’ equity	661,889	655,260	108,244

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	900,890	1,167,168	192,804

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2012	Sep 30, 2013	Dec 31, 2013	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Net revenues	225,019	275,392	339,373	56,060	813,732	1,103,243	182,243
Cost of revenues	(157,372)	(187,793)	(232,203)	(38,357)	(559,460)	(756,617)	(124,984)

Gross profit	67,647	87,599	107,170	17,703	254,272	346,626	57,259
Sales & marketing expenses	(27,376)	(30,235)	(38,017)	(6,280)	(87,597)	(124,578)	(20,579)
General & administrative expenses	(43,225)	(48,206)	(43,409)	(7,171)	(106,115)	(153,568)	(25,368)
Research & development expenses	(20,856)	(26,228)	(30,555)	(5,047)	(68,523)	(102,704)	(16,965)
Impairment of available-for-sale investment	—	—	(1,217)	(201)	—	(1,217)	(201)

Operating loss	(23,810)	(17,070)	(6,028)	(996)	(7,963)	(35,441)	(5,854)
Interest income	309	1,273	459	76	1,844	2,513	415
Interest expense	(575)	(1,609)	(1,275)	(211)	(1,340)	(3,584)	(592)
Other (expense)/income	(1,867)	431	3,973	656	(1,758)	6,886	1,137
Foreign exchange loss, net	(994)	(1,913)	(1,735)	(287)	(1,481)	(3,308)	(546)

Loss before income taxes	(26,937)	(18,888)	(4,606)	(762)	(10,698)	(32,934)	(5,440)
Income tax benefit/(expense)	266	(3,857)	(7,283)	(1,203)	(6,293)	832	137

Net loss attributable to ordinary shareholders	(26,671)	(22,745)	(11,889)	(1,965)	(16,991)	(32,102)	(5,303)

Foreign currency translation	77	337	(2,328)	(385)	29	(1,975)	(326)
Unrealized holding gains arising during the period	478	726	175	29	1,537	1,764	291
Reclassification adjustments for gains included in net loss	(167)	(323)	(442)	(73)	(167)	(1,855)	(306)

Total other comprehensive income/(loss), net of tax	388	740	(2,595)	(429)	1,399	(2,066)	(341)

Comprehensive loss	(26,283)	(22,005)	(14,484)	(2,394)	(15,592)	(34,168)	(5,644)

Loss per ordinary share:
Basic	(0.07)	(0.06)	(0.03)	(0.01)	(0.05)	(0.09)	(0.01)
Diluted	(0.07)	(0.06)	(0.03)	(0.01)	(0.05)	(0.09)	(0.01)

Loss per ADS*:
Basic	(1.17)	(1.00)	(0.52)	(0.09)	(0.75)	(1.42)	(0.23)
Diluted	(1.17)	(1.00)	(0.52)	(0.09)	(0.75)	(1.42)	(0.23)

Weighted average number of ordinary shares used in loss per share computation:
Basic	363,282,183	365,306,073	367,762,251	367,762,251	363,780,875	362,916,540	362,916,540
Diluted	363,282,183	365,306,073	367,762,251	367,762,251	363,780,875	362,916,540	362,916,540

*    Note1:1 ADS = 16 shares

Note2: Non-GAAP Financial Measures

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2012	Sep 30, 2013	Dec 31, 2013	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	137,313	155,667	202,305	33,418	468,783	640,983	105,883
Depreciation and amortization expenses	10,880	11,769	13,790	2,278	51,911	46,680	7,711
Payroll and other compensation costs of network operations personnel	7,673	12,269	13,371	2,209	25,427	45,763	7,560
Other cost of revenues	1,506	8,088	2,737	452	13,339	23,191	3,830
Total cost of revenues	157,372	187,793	232,203	38,357	559,460	756,617	124,984

Allocation of share-based compensation expenses:
Cost of revenues	545	535	302	50	2,896	1,665	275
Sales and marketing expenses	1,300	1,218	656	108	6,917	3,853	636
General and administrative expenses	605	2,162	2,022	334	3,219	3,833	633
Research and development expenses	574	923	704	116	3,056	2,501	413
Total share-based compensation expenses	3,024	4,838	3,684	608	16,088	11,852	1,957

Depreciation and amortization expenses:
Cost of revenues	10,880	11,769	13,790	2,278	51,911	46,680	7,711
Sales and marketing expenses	262	99	124	20	712	280	46
General and administrative expenses	414	1,667	1,269	210	1,171	6,499	1,074
Research and development expenses	2,464	2,159	2,061	340	6,096	8,309	1,373
Total depreciation and amortization expenses	14,020	15,694	17,244	2,848	59,890	61,768	10,204

Capital expenditures	15,977	22,689	32,886	5,432	88,741	139,603	23,061
As a percentage of net revenues	7.1%	8.2%	9.7%	9.7%	10.9%	12.7%	12.7%

Supplementary Operating Metrics

(Unaudited)

	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013

Revenues breakdown by industry verticals

Internet and software	20%	21%	20%	20%	22%	25%
Mobile internet	18%	17%	17%	17%	17%	15%
Media and entertainment	29%	30%	30%	29%	27%	27%
E-commerce	24%	23%	22%	22%	21%	21%
Enterprises	5%	6%	8%	9%	10%	10%
Government agencies	4%	3%	3%	3%	3%	2%
Total	100%	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of revenues	22%	27%	28%	33%	33%	39%

Number of active customers	1,138	1,265	1,363	1,476	1,589	1,697

Number of employees	758	900	1,060	1,257	1,265	1,239

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2012	Sep 30, 2013	Dec 31, 2013	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange loss and impairment of available-for-sale investment

Net Loss	(26,671)	(22,745)	(11,889)	(1,965)	(16,991)	(32,102)	(5,303)
Depreciation	14,020	15,258	16,613	2,744	59,890	59,877	9,892
Amortization	—	436	631	104	—	1,891	312.00
Interest expense	575	1,609	1,275	211	1,340	3,584	592
Interest income	(309)	(1,273)	(459)	(76)	(1,844)	(2,513)	(415)
Income tax (benefit)/expense	(266)	3,857	7,283	1,203	6,293	(832)	(137)
Share-based compensation	3,024	4,838	3,684	608	16,088	11,852	1,957
Foreign exchange loss	994	1,913	1,735	287	1,481	3,308	546
Penalties on uncertain tax positions	2,775	—	229	38	2,797	(123)	(20)
Impairment of available-for-sale investment	—	—	1,217	201	—	1,217	201
Adjusted EBITDA	(5,858)	3,893	20,319	3,355	69,054	46,159	7,625
Margin%	(2.6)%	1.4%	6.0%	6.0%	8.5%	4.2%	4.2%

Adjusted net income — defined as net loss before share-based compensation, foreign exchange loss, penalties on uncertain tax positions and impairment of available-for-sale Investment

Net Loss	(26,671)	(22,745)	(11,889)	(1,965)	(16,991)	(32,102)	(5,303)
Share-based compensation	3,024	4,838	3,684	608	16,088	11,852	1,957
Foreign exchange loss	994	1,913	1,735	287	1,481	3,308	546
Penalties on uncertain tax positions	2,775	—	229	38	2,797	(123)	(20)
Impairment of available-for-sale Investment	—	—	1,217	201	—	1,217	201
Adjusted net (loss)/gain	(19,878)	(15,994)	(5,024)	(831)	3,375	(15,848)	(2,619)
Margin%	(8.8)%	(5.8)%	(1.5)%	(1.5)%	0.4%	(1.4)%	(1.4)%
(Loss)/Earnings per ordinary share:
Basic	(0.05)	(0.04)	(0.01)	0.00	0.01	(0.04)	(0.01)
Diluted	(0.05)	(0.04)	(0.01)	0.00	0.01	(0.04)	(0.01)
(Loss)/Earnings per ADS:
Basic	(0.88)	(0.70)	(0.22)	(0.04)	0.15	(0.70)	(0.12)
Diluted	(0.88)	(0.70)	(0.22)	(0.04)	0.15	(0.70)	(0.12)

Non-GAAP gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization

Gross profit	67,647	87,599	107,170	17,703	254,272	346,626	57,259
Plus: depreciation and amortization	10,880	11,769	13,790	2,278	51,911	46,680	7,711
Plus: Share-based compensation	545	535	302	50	2,896	1,665	275
Non-GAAP gross profit	79,072	99,903	121,262	20,031	309,079	394,971	65,245
Margin%	35.1%	36.3%	35.7%	35.7%	38.0%	35.8%	35.8%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	27,376	30,235	38,017	6,280	87,597	124,578	20,579
Minus: Share-based compensation	(1,300)	(1,218)	(656)	(108)	(6,917)	(3,853)	(636)
Non-GAAP sales & marketing expenses	26,076	29,017	37,361	6,172	80,680	120,725	19,943
% of net revenues	11.6%	10.5%	11.0%	11.0%	9.9%	10.9%	10.9%

General & administrative expenses	43,225	48,206	43,409	7,171	106,115	153,568	25,368
Minus: Share-based compensation	(605)	(2,162)	(2,022)	(334)	(3,219)	(3,833)	(633)
Non-GAAP general & administrative expenses	42,620	46,044	41,387	6,837	102,896	149,735	24,735
% of net revenues	18.9%	16.7%	12.2%	12.2%	12.6%	13.6%	13.6%

Research & development expenses	20,856	26,228	30,555	5,047	68,523	102,704	16,965
Minus: Share-based compensation	(574)	(923)	(704)	(116)	(3,056)	(2,501)	(413)
Non-GAAP research & development expenses	20,282	25,305	29,851	4,931	65,467	100,203	16,552
% of net revenues	9.0%	9.2%	8.8%	8.8%	8.0%	9.1%	9.1%

Non-GAAP operating loss — defined as GAAP operating (loss)/income before share-based compensation expense and impairment of available-for-sale investment

Operating loss	(23,810)	(17,070)	(6,028)	(996)	(7,963)	(35,441)	(5,854)
Plus: Share-based compensation	3,024	4,838	3,684	608	16,088	11,852	1,957
Plus: Impairment of available-for-sale investment	—	—	1,217	201	—	1,217	201
Non-GAAP operating (loss)/income	(20,786)	(12,232)	(1,127)	(187)	8,125	(22,372)	(3,696)
Margin%	(9.2)%	(4.4)%	(0.3)%	(0.3)%	1.0%	(2.0)%	(2.0)%